SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of May , 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE TAXPAYERS ENROLLMENT (“CNPJ”) N. 33.700.394/0001 -40

NIRE 35300102771

PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. HELD ON MAY 29th, 2008.

VENUE AND TIME: Eusébio Matoso Avenue, n.º 891, 22º floor, in the city of São Paulo, State of São Paulo, at 05:00 p.m.

CHAIRMAN: Pedro Sampaio Malan

QUORUM: More than half of the elected members.

INVITED PERSON:Sr. Vicente Falconi Campos

RESOLUTIONS UNANIMOUSLY TAKEN BY THOSE PRESENT

1. GDSs Ratio Change and the consequent split of the certificates and increasing of the number of GDSs of the program

Whereas:

(i) each Unit is representative of one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings S.A. (“Holdings”), and each Global Depositary Shares (“GDSs”) currently represents ten (10) Units;

(ii) the GDSs are traded in the North American stock market and the management believes that the market quotation value shall be adjusted to a more attractive trading level for its investors, providing an improved liquidity to the stocks;

1.1 The Board of Directors has resolved that each GDS shall represent two (2) Units, provided that this resolution is conditioned to a similar approval by the Holdings’ Board of Directors.

1.2. Record Date: considering that the above resolution depends on the approval by the Brazilian Securities Exchange Commission in order to be effective, each GDS shall be traded as representing ten (10) Units until the record date to be announced. After the approval by such regulatory agency, the GDSs will be traded as representing two (2) Units.

1.3. Amendment to the GDS Program: considering that the resolution taken will result in an increase of the number of GDSs issued by the Company traded in the North American stock market, the management is hereby authorized to execute all necessary acts to its implementation, including the amendment to the documents and agreements related to the GDS Program.

1.4. Dividends: the amounts quarterly paid, for each GDS, as interest on capital stock, according to the terms established in the Meeting of the Board of Directors held on March 27, 2008, shall be proportionally adjusted in order to reflect the split of the GDSs.

2. Capitalization of Reserves and Bonus Stock

Approved the call notice for the Extraordinary Shareholders Meeting, to be held on next July 16th, 2008, at 02:30 p.m., in order to decide about the following proposals, also approved by this Board on the present date:

2.1. Capitalization of Reserves: it is proposed the increase of the capital stock in R$3,000,000,000.00 (three billion Reais), thereby increasing the overall corporate capital from R$8,000,000,000.00 (eight billion Reais) to R$11,000,000,000.00 (eleven billion Reais), through the capitalization of funds previously allocated in the Reserve designed to insure an adequate operational margin to the Company.

2.2. Bonus Stock (10%): the increase of corporate capital shall be effective by means of the issuance of shares to be delivered, on a free basis, to the shareholders in the proportion of one (1) new share for each ten (10) shares of the same type owned.

2.2.1. Considering that a similar resolution will be analyzed by the Board of Directors of Holdings on a meeting to be held today, for further analyzes by the Extraordinary Shareholders Meeting of Holdings on a meeting to be to be held on July 16th, 2008, it is approved the proposal, in case this proposal is approved by Holdings, that the shareholders who hold Units shall receive, for each ten (10) Units held, one (1) additional Unit, as bonus stock.

2.2.2. Besides, it is approved the proposal that the shareholders who hold GDSs shall receive, for each ten (10) GDSs held, one (1) additional GDS.

2.3. Record Date: Given that the resolution above to be effective must be approved by the Central Bank of Brazil, the record date for the purpose of determining the right to receive the new shares will be released after this approval have been obtained. Therefore, until the record date, the existing shares of Unibanco and of Unibanco Holdings will be traded with the right to receive the new shares issued; only after such date the shares shall be negotiated ex-rights to receive the new shares issued.

2.4. Unitary Cost: the unitary cost that will be ascribed to the shares issued, according to the provisions of 1st paragraph of Article 25 of the Normative Instruction N. 25/2001, issued by the Brazilian Federal Revenue Secretary, will be informed further.

2.5. Fractional Stocks: fractional stocks will be separated, grouped in whole numbers, and sold in the São Paulo Stock Exchange.

2.6. Dividends: in case the bonus stock is approved by the Extraordinary Meeting to be called, this Board resolves that the amounts quarterly paid as interest on capital stock, according to the terms established in the Board of Directors Meeting held on March, 27th, 2008, shall be maintained. Thus, the amount quarterly paid shall be increased in ten percent (10%) after the inclusion of the bonus stock in the stock basis.

2.7. Authorized Shares: considering the above proposals, which will increase the currently number of shares, it is proposed also the increase of the number of shares of the authorized shares in the same number of the shares to be issued by means of this issuance of shares.

2.8. Amendment to the By-laws: in case the above proposals are approved, it is proposed the amendment and consolidation of the By-laws to reflect, in the caput and in Paragraph First of Article 4th of the By-laws, the new number of shares.

3. Governance

3.1. In compliance with the rules enacted by the Governmental bodies in charge of the inspection and regulation to which Unibanco is subjected to, this Board decided to appoint, as Officer responsible for the Ombudsman’s Office - Resolution (Resolução) No. 3477/2007 of the National Monetary Council and Rule (Circular) No. 3.359/2007 of the Central Bank of Brazil, in substitution of the Officer Mr. Fernando Barçante Tostes Malta, the Officer MARCOS DE BARROS LISBOA, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.º 891, 4th floor, bearer of Identity Card RG No. 006.653.074 -2-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 806.030.257 -49.

3.2. Resolved that Mr. ELEAZAR DE CARVALHO FILHO shall join the Executive Committee of the Company, which, therefore, shall be composed by Mrs.: Claudia Politanski, Daniel Luiz Gleizer, Demosthenes Madureira de Pinho Neto, Eleazar de Carvalho Filho, Geraldo Travaglia Filho, José Castro Araújo Rudge, Marcio de Andrade Schettini, Marcos de Barros Lisboa, and Pedro Moreira Salles.

With no additional proposals to deliberate, the President decided to end the meeting and to draw up the present document, which was signed by all present members.

São Paulo, May 29th, 2008. Authorized signatures: Pedro Sampaio Malan, Pedro Moreira Salles, Francisco Eduardo de Almeida Pinto, Guilherme Affonso Ferreira, João Dionísio Filgueira Barreto Amoêdo, Joaquim Francisco de Castro Neto, Israel Vainboim and Pedro Luiz Bodin de Moraes. This minute is an exact copy of the original transcribed in the proper Corporate Book.

São Paulo, May 29th, 2008.

________________________________ ______________________________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 29, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.